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                         September 21, 2022

       Remy Luthringer, Ph.D.
       Chief Executive Officer
       Minerva Neurosciences, Inc.
       1500 District Avenue
       Burlington, MA 01803

                                                        Re: Minerva
Neurosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 14,
2022
                                                            File No. 333-267424

       Dear Dr. Luthringer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Marc Recht, Esq.